Allan Reiss areiss@velaw.com
Tel 212.237.0019  Fax 917.849.5363

September 3, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
 Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Penn Virginia GP Holdings, L.P.
Registration Statement on Form S-3
File No. 333-161257

Dear Mr. Schwall:

Penn Virginia GP Holdings, L.P. (the “Registrant”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments contained in the letter dated September 1, 2009 from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff. Each response below has been prepared and is being provided by the Registrant, which has authorized us to respond to the Staff’s comments on its behalf. All references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission, September 3, 2009, Page 2

Selling Unitholder, page 53

1.
Please identify the person or persons who have voting or investment control over the common units owned by the selling unitholder. See Regulation S-K Compliance & Disclosure Interpretations, Question 140.02.

Response: The Registration Statement has been revised as requested. Please see page 45 of Amendment No. 1.

Exhibit 5.1

2.
We note that the legality opinion indicates that the units have been duly authorized and validly issued and are fully paid and nonassessable, “except as described in the Registration Statement.” Please obtain and file a revised legal opinion that clarifies whether the exception qualifies the opinion solely with respect to whether the units are nonassessable.  In addition, the revised opinion should reference the applicable portions of the registration statement in connection with the description of such exception.

Response:  The legality opinion has been revised to clarify that the exception qualifies the opinion solely with respect to whether the units are nonassessable and to reference the applicable portions of the Registration Statement.  Please see page 2 of Exhibit 5.1 to Amendment No. 1.

Please direct any questions that you have with respect to the foregoing to Allan Reiss at (212) 237-0018 or to Catherine Gallagher at (202) 639-6544.

Very truly yours,

Allan Reiss
Vinson & Elkins L.L.P.

cc:          D. Brown
L. Nicholson
N. Snyder